

January 19, 2011

Xianfu Zhu
Zhongpin Inc.
21 Changshe Road
Changge City, Henan Province
PRC 461500

>   **Re: Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed March 15, 2010**
>   **File No. 001-33593**

Dear Mr. Zhu:

    We have completed our review of your filings and do not have any further comments at this time.

>   Sincerely,

>   Max A. Webb
>   Assistant Director

cc: Via facsimile: (202) 383-5414
    Robert T. Plesnarski, Esq.
    O'Melveny & Myers LLP